                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                SCHEDULE 13D

       under the Securities Exchange Act of 1934 (Amendment No.  06  )
                                                               ------


                          Metro Global Media, Inc.
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                              (Name of Issuer)


                  Common Stock, par value $.0001 per share
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                       (Title and Class of Securities)


                                  591917109
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                               (CUSIP Number)

             Dennis Nichols, Zeon Corporation, 1060 Park Avenue,
               Cranston, Rhode Island 02910   (401) 942-7876.

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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                 May 8, 1997
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box      [   ]

CUSIP No. 591917109
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          1)   Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons
               Zeon Corporation
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          2)   Check the Appropriate Box if a Member of a
               Group (See Instructions) n/a ..................
               (a) ...........................................
               (b) ...........................................

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          3)   SEC Use Only ..................................

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          4)   Source of Funds (See Instructions) 00 See Item 3

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          5)   Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e) ..n/a..

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          6)   Citizenship or Place of Organization ..........

               Zeon Corporation, a Rhode Island corporation
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Number of      (7)  Sole Voting Power
shares Bene-                                                                  0
  ficially     -----------------------------------------------------------------
Owned by       (8)  Shared Voting Power
Each Report-                                                                  0
 ing Person    -----------------------------------------------------------------
      With     (9)  Sole Dispositive Power
                                                                              0
               -----------------------------------------------------------------
               (10) Shared Dispositive Power
                                                                              0
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          11)  Aggregate Amount Beneficially Owned by Each
               Reporting Person  Zeon Corporation                             0
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          12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)                              0
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          13)  Percent of Class Represented by Amount in
               Row (11) ........    Zeon Corporation                          0
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          14)  Type of Reporting Person
               Zeon Corporation              CO

CUSIP No. 591917109
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          1)   Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons
               Greystone Associates, L.P.
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          2)   Check the Appropriate Box if a Member of a Group
               (See Instructions) n/a ........................
               (a) ...........................................
               (b) ...........................................

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          3)   SEC Use Only ..................................

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          4)   Source of Funds (See Instructions) 00 See Item 3

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          5)   Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)
                                                                              x
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          6)   Citizenship or Place of Organization ..........
               Greystone Associates, L.P., a Rhode Island
               limited partnership
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Number of      (7)  Sole Voting Power
shares Bene-                                                                  0
  ficially     -----------------------------------------------------------------
Owned by       (8)  Shared Voting Power
Each Report-                                                                  0
 ing Person    -----------------------------------------------------------------
      With     (9)  Sole Dispositive Power
                                                                              0
               -----------------------------------------------------------------
               (10) Shared Dispositive Power
                                                                              0
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          11)  Aggregate Amount Beneficially Owned by Each
               Reporting Person  Greystone Assoc. L.P.                        0
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          12)  Check if the Aggregate Amount in Row (11) Excludes
                Certain Shares (See Instructions)
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          13)  Percent of Class Represented by Amount in
               Row (11) ........    Greystone Assoc. L.P.                     0
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          14)  Type of Reporting Person
               Greystone Associates, L.P.      PN

CUSIP No. 591917109
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          1)   Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons
               Colby Development Corp.
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          2)   Check the Appropriate Box if a Member of a Group
               (See Instructions) n/a ........................
               (a) ...........................................
               (b) ...........................................

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          3)   SEC Use Only ..................................

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          4)   Source of Funds (See Instructions) 00 See Item 3

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          5)   Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e) ..n/a..

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          6)   Citizenship or Place of Organization ..........
               Colby Development Corp., a Rhode Island
               corporation
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Number of      (7)  Sole Voting Power
shares Bene-                                                                  0
  ficially     -----------------------------------------------------------------
Owned by       (8)  Shared Voting Power
Each Report-                                                                  0
 ing Person    -----------------------------------------------------------------
      With     (9)  Sole Dispositive Power
                                                                              0
               -----------------------------------------------------------------
               (10) Shared Dispositive Power
                                                                              0
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          11)  Aggregate Amount Beneficially Owned by Each
               Reporting Person  Colby Develop. Corp.                         0
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          12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)
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          13)  Percent of Class Represented by Amount in
               Row (11) ........    Colby Develop. Corp.                      0
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          14)  Type of Reporting Person
               Colby Development Corp.                CO

CUSIP No. 591917109
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          1)   Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons
               Kenneth F. Guarino
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          2)   Check the Appropriate Box if a Member of a Group
               (See Instructions) n/a ........................
               (a) ...........................................
               (b) ...........................................

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          3)   SEC Use Only ..................................

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          4)   Source of Funds (See Instructions) 00 See Item 3

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          5)   Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)
                                                                              x
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          6)   Citizenship or Place of Organization ..........
               Kenneth F. Guarino, a United States citizen
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Number of      (7)  Sole Voting Power
shares Bene-                                                            351,852
  ficially     -----------------------------------------------------------------
Owned by       (8)  Shared Voting Power
Each Report-                                                             41,000
 ing Person    -----------------------------------------------------------------
      With     (9)  Sole Dispositive Power
                                                                        351,852
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               (10) Shared Dispositive Power
                                                                         41,000
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          11)  Aggregate Amount Beneficially Owned by Each
               Reporting Person  Kenneth F. Guarino                     392,852
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          12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)                              x
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          13)  Percent of Class Represented by Amount in
               Row (11) ........    Kenneth F. Guarino                   10.45%
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          14)  Type of Reporting Person
               Kenneth F. Guarino                   IN

CUSIP No. 591917109
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          1)   Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons
               Capital Video Corporation
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          2)   Check the Appropriate Box if a Member of a Group
               (See Instructions) n/a ........................
               (a) ...........................................
               (b) ...........................................

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          3)   SEC Use Only ..................................

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          4)   Source of Funds (See Instructions) 00 See Item 3

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          5)   Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e) ..n/a..

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          6)   Citizenship or Place of Organization ..........
               Capital Video Corporation, a Rhode Island
               corporation
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Number of      (7)  Sole Voting Power
shares Bene-                                                                  0
  ficially     -----------------------------------------------------------------
Owned by       (8)  Shared Voting Power
Each Report-                                                                  0
 ing Person    -----------------------------------------------------------------
      With     (9)  Sole Dispositive Power
                                                                              0
               -----------------------------------------------------------------
               (10) Shared Dispositive Power
                                                                              0
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          11)  Aggregate Amount Beneficially Owned by Each
               Reporting Person  Capital Video Corp                           0
--------------------------------------------------------------------------------
          12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)
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          13)  Percent of Class Represented by Amount in
               Row (11) ........    Capital Video Corp                        0
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          14)  Type of Reporting Person
               Capital Video Corporation             CO

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $.0001, of Metro Global Media, Inc. (formerly known as South Pointe Enterprises, Inc., a Delaware corporation. The address of the Issuer's principal executive office is 1060 Park Avenue, Cranston, RI 02910.


Item 2.  Identity and Background

(a) - (c) Zeon Corporation, a Rhode Island corporation
          1060 Park Avenue
          Cranston, Rhode Island 02910

          Greystone Associates, L.P., a Rhode Island limited partnership and 100% shareholder of Zeon Corporation 1060 Park Avenue Cranston, RI 02910

          Colby Development Corp., a Rhode Island corporation and sole general partner of Greystone Associates, L.P. 1060 Park Avenue Cranston, RI 02910

          Kenneth F. Guarino, sole shareholder
          of Colby Development Corp.
          1060 Park Avenue
          Cranston, RI  02910

          Capital Video Corporation, a Rhode Island
          corporation of which Kenneth F. Guarino owns 100% of
          the outstanding capital stock
          1060 Park Avenue
          Cranston, RI  02910

(d) Neither Zeon Corporation, Greystone Associates, L.P., Colby Development Corp., nor Capital Video Corporation have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          On January 10, 1997, Mr. Guarino pled guilty in U.S. District Court for the District of Nevada to participating in a conspiracy to impede the Internal Revenue Service in the assessment and collection of taxes owned by another individual, in violation of 18 USC Section
          371. On April 25, 1997, Mr. Guarino was ordered to pay a fine and serve 5 month's incarceration and 11 months community confinement.

(e) Neither Zeon Corporation, Greystone Associates, L.P., Colby Development Corp., Mr. Guarino nor Capital Video Corporation have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Guarino is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of Transaction

          Not applicable

Item 5.   Interest in Securities of the Issuer

     (a) Kenneth F. Guarino is the beneficial owner of 392,852 shares of Common Stock of the Issuer, 10.45% of the shares of the Issuer's Common Stock issued and outstanding at April 30, 1997. Said total includes 200,000 shares subject to options for which Mr. Guarino has the right to acquire within 60 days. Said total excludes 18,000 shares owned of record by Mr. Guarino's wife, for which Mr. Guarino expressly disclaims beneficial ownership. Said total includes 41,000 shares owned of record by a charitable non-profit corporation of which Mr. Guarino and his wife serve as 2 of 3 members of the Board of Directors, for which Mr. Guarino expressly disclaims beneficial ownership.

     (b) With respect to the shares beneficially owned by Kenneth Guarino, Mr. Guarino has the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition (other than the shares held of record by a charitable non-profit corporation of which Mr. Guarino and his wife serve as 2 of 3 members of the Board of Directors, for which Mr. Guarino expressly disclaims beneficial ownership).

     (c) Effective May 8, 1997, Briana Investment Group, L.P. acquired 730,863 shares of Common Stock of Metro Global Media, Inc. from Capital Video Corporation in consideration of a promissory note of Briana Investment Group, L.P. in the principal amount of $841,492, representing a purchase price of $1.15 per share. The note was secured by a pledge of the purchased stock as well as the guaranty of the limited partner of the purchaser. Effective May 8, 1997, Briana Investment Group, L.P. acquired 742,050 shares of Common Stock of Metro Global Media, Inc. from Zeon Corporation is consideration of a promissory note of Briana Investment Group, L.P. in the principal amount of $853,358, representing a purchase price of $1.15 per share. The Note is secured by a pledge of the purchased shares as well as the guaranty of the limited partner of the purchaser. As a result of the transaction, Zeon Corporation, Greystone Associates, LP, Colby Development Corporation and Capital Video Corporation are no longer the beneficial owners of any shares of the Common Stock of Metro Global Media, Inc. and will no longer be included in the Kenneth F. Guarino Schedule 13D, and Kenneth F. Guarino is no longer the beneficial owner of 315 shares of Metro Global Media, Inc. held of record by a subsidiary of Metro Global Media, Inc.

     (d)  not applicable

     (e)  See Item 5(c) above.

Item 6. Contracts, Arrangements, Understanding, or Relationships with Respect to Securities of the Issuer.

          See Item 5(c).

Item 7.   Material to be Filed as Exhibits

      1. Promissory Note of Briana Investment Group, Ltd. to Capital Video Corporation dated May 8, 1997.

      2. Pledge Agreement between Briana Investment Group, Ltd. and Capital Video Corporation dated May 8, 1997.

      3. Promissory Note of Briana Investment Group, Ltd. to Zeon Corporation dated May 8, 1997.

      4. Pledge Agreement between Briana Investment Group, Ltd. and Zeon Corporation dated May 8, 1997.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May      , 1997
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Date


Zeon Corporation, by:   /s/ Dennis Nichols
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Signature

Dennis Nichols, President
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Name/Title



Greystone Associates, L.P., by: Colby Development Corp.,
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its general partner, by: /s/ Anthony E. Nota, Pres.
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Signature

Anthony E. Nota, President
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Name/Title



Colby Development Corp., by:  /s/ Anthony E. Nota, Pres.
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Signature

Anthony E. Nota, President
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Name/Title



/s/ Kenneth F. Guarino
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Signature

Kenneth F. Guarino, individually
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Name/Title


Capital Video Corporation, by: /s/ A. Daniel Geribo
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Signature

A. Daniel Geribo, President
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Name/Title